NEWS  RELEASE March 30, 2006

Trading Symbol: AMM:TSX  - AAU: AMEX

www.almadenminerals.com

NEW PROGRAMS ANNOUNCED ON SPENCES BRIDGE GOLD PROPERTIES.

Prospecting by Almaden Minerals Ltd. (Almaden) during 2001 to 2005 has identified a new district of low sulphidation epithermal gold prospects now called the Spences Bridge Gold Belt. The Skoonka Creek prospect was optioned to Strongbow Explorations Inc. (Strongbow) and the Prospect Valley prospect was dealt to Consolidated Spire Ventures Ltd. (Spire). Both Strongbow and Spire are working to earn a 60% interest in these projects for property work and share payments to Almaden. Both Strongbow and Spire had very encouraging results from their 2005 property programs and both have announced aggressive plans for the 2006 field season as outlined in the following excerpts from recent news releases.

(1)

“Strongbow Exploration Inc. (SBW: TSXV) and Almaden Minerals Ltd. (AMM: TSX) are pleased to report that drilling has recommenced on the Skoonka Creek gold property in southwestern British Columbia. Approximately 2000 metres of drilling are planned to follow up on the encouraging results returned from October 2005 drilling of the JJ prospect, which successfully traced a gold bearing low sulphidation epithermal vein system over a strike length of 350 m and to a maximum depth of 50 metres. The first holes of the current program are intended to test down dip of drill hole SC-008, which returned a highlight gold grade of 20.2 g/t gold over 12.8 metres (Strongbow News Release #06-03, January 23, 2006). Coincident with the drilling program, ground geophysical surveys are planned to test a number of soil geochemical anomalies that have been identified to the northeast of the JJ prospect. Final orientation of the ground geophysical surveys are being determined with the aid of recently received data from a January 2006 helicopter borne magnetic/electromagnetic survey of the northwestern portion of the property. Results of these ground geophysical surveys will be used to identify priority target areas for subsequent exploration drilling. The current drilling and ground geophysical surveys are part of a tentative $1.2 million exploration program planned for the Skoonka Creek property during 2006.

The Skoonka Creek property is located within the emerging Spences Bridge Gold Belt, approximately 3 hours by car east of the city of Vancouver. Under the terms of a June 2005 option agreement with Almaden, Strongbow is working to earn up to a 60% interest in the property by incurring $4 million in exploration expenditures and making certain share issuances over a 6 year period. Exploration of Strongbow’s gold exploration properties is conducted under the supervision of David Gale, P.Geo.(BC), Vice-President of Exploration for Strongbow and a qualified person under NI 43-101.”

(2)

“CONSOLIDATED SPIRE VENTURES FINALIZES CORE DRILLING CONTRACT FOR PROSPECT VALLEY, MERRITT, B.C.

Consolidated Spire Ventures Ltd. has signed a drilling contract for the Prospect Valley gold property near Merritt, B.C., Canada. It is anticipated that drilling will commence in mid- to late April 2006, weather permitting.

The Prospect Valley property is in the Spence's Bridge gold belt, a new and evolving epithermal gold district in Southern British Columbia. Spire's 2005 exploration program on the property indicated the presence of a large, low-sulphidation epithermal gold system in the central part of the property. Soil geochemistry defined anomalous gold values over an area approximately 3,500 metres long by 200 metres to 400 metres wide, known as the RM/RMX gold anomaly. Hand trenching in two parts of the zone exposed stockwork vein systems with elevated gold values (see Stockwatch news dated Jan. 4, 2006, for details). Initial results from an induced polarization (IP) geophysics survey now being completed corroborate the soil and trench results.

The 2006 drill program will test the RM/RMX gold system to depth and along its strike length. Further details on the drill program and final results of the induced polarization (IP) geophysics survey will be forthcoming shortly.

George Gorzynski, P.Eng, a qualified person under the meaning of Canadian National Instrument 43-101, is responsible for the technical information in this news release. “

Almaden looks forward to further news from these projects. The Company has six other prospects along this belt. Two have had preliminary property work programs completed and discussions have been held with parties interested in option agreements. The company also plans a summer program on the remaining prospects to advance them to a stage where other parties may wish to option them.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.